NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 15, 2010, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of Wachovia Corporation,
ASTROS (ASseT Return Obligation Securities) linked to the Nikkei 225 Index due March 2, 2010, maturing March 2, 2010 is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on March 2, 2010.

The security was suspended by the
Exchange on March 2, 2010.